                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2004


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X             Form 40-F
                             -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                        No   X
                             -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference herein is a press release, dated September 20, 2004, announcing the restatement of Tefron's financial results for 2003.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         TEFRON LTD.
                                         (Registrant)


                                         By: /s/ Gil Rozen
                                            ----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                         By: /s/ Hanoch Zlotnik
                                            ----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager


Date: September 21, 2004




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